Exhibit 99.1

PARAGON SHIPPING ANNOUNCES RECEIPT OF NOTICE OF NON-COMPLIANCE FROM NASDAQ, TRANSFER OF LISTING TO THE OTC MARKETS AND DEVELOPMENTS ON NEWBUILDING CONTRACTS

ATHENS, Greece (May 25, 2016) - Paragon Shipping Inc. (NASDAQ: PRGN) (the “Company”) announced today that it has received written notification from The NASDAQ Stock Market (“NASDAQ”) dated May 19, 2016, indicating that because the Company's stockholders’ equity as of December 31, 2015 was below $2,500,000, the Company no longer meets the minimum stockholders’ equity requirement for The NASDAQ Capital Market, set forth in NASDAQ Listing Rule 5550(b)(1). Pursuant to the NASDAQ Listing Rules, the Company has 45 calendar days to submit a plan to regain compliance. If the plan is accepted, NASDAQ can grant an extension of up to 180 calendar days from the date of the notification letter to evidence compliance.

The Company has voluntarily determined to move the listing of its common stock from The NASDAQ Capital Market to the OTC Markets’ OTCQB Venture Market. The Company anticipates that trading of the Company’s common stock under the ticker symbol “PRGNF” is expected to commence June 6, 2016. In addition, the Company anticipates that its Senior Unsecured Notes will also be moved to the OTC Markets.

The Board of Directors’ voluntary decision to move the Company’s listing from NASDAQ to OTCQB was made following the detailed review of numerous factors including the significant compliance obligations and restrictions that result from the maintenance of a NASDAQ listing, including the associated out-of-pocket costs (compared to the OTCQB) and the Board's determination that the Company is unlikely to regain compliance with the minimum stockholders’ equity requirement within the time frames required by NASDAQ. Based on the foregoing factors, the Board of Directors does not believe there is continuing shareholder value in attempting to maintain the Company’s listing on NASDAQ at this time.  The Company will continue to file periodic and other reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and other federal securities laws.

Newbuilding Contracts:

On May 24, 2016, the Company received a notice of default from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang for not taking delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current newbuilding program consists of three Kamsarmax drybulk carriers that are scheduled to be delivered in the third and fourth quarter of 2016. The Company's common shares and Senior Unsecured Notes trade on NASDAQ Capital Market and NASDAQ Global Market under the symbols "PRGN" and "PRGNL," respectively. For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping’s website does not constitute part of this press release.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087